Exhibit 99.5

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of continuing operations as of and for the six months ended June 30, 2013, and for the year ended December 31, 2012 based upon the consolidated historical financial statements of Pinnacle Entertainment, Inc. (“Pinnacle”) and Ameristar Casinos, Inc. (“Ameristar”).

The unaudited pro forma condensed combined balance sheet presents the financial position of Pinnacle at June 30, 2013 after giving effect to the acquisition of Ameristar (the “Acquisition”) and the reclassification adjustment to reflect Lumière Place Casino, Hotel Lumière, Four Seasons, and Ameristar Lake Charles as discontinued operations in connection with the planned divestiture of those assets as if they had occurred on such date. The unaudited pro forma condensed combined statements of continuing operations for the six months ended June 30, 2013 and for the year ended December 31, 2012 give effect to the Acquisition and the reclassification adjustment to reflect Lumière Place Casino, Hotel Lumière, Four Seasons, and Ameristar Lake Charles as discontinued operations in connection with the planned divestiture of those assets as if they had occurred on January 1, 2012. The unaudited pro forma adjustments reflecting the Acquisition have been prepared in accordance with business combination accounting guidance as provided in Accounting Standards Codification (“ASC”) 805, and reflect the allocations of the preliminary purchase price to the acquired assets and liabilities based upon their estimated fair values, using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information has been prepared based upon currently available information and assumptions deemed appropriate by Pinnacle’s management and is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been completed as of the dates set forth above, nor is it indicative of the future results or current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transaction or any integration costs. Furthermore, the unaudited pro forma condensed combined statements of continuing operations do not include certain nonrecurring charges and the related tax effects which resulted directly from the Acquisition as described in the notes to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information should be read in conjunction with the separate historical financial statements and accompanying notes of Pinnacle and Ameristar.

Pinnacle Entertainment, Inc. and Ameristar Casinos, Inc.

Condensed Combined Balance Sheet and Pro Forma Adjustments

As of June 30, 2013

(Unaudited)

(amounts in thousands)

	Historical
	Pinnacle Entertainment, Inc.	Ameristar Casinos, Inc.	Acquisition pro forma adjustments	Notes	Discontinued operations pro forma adjustments (p)	Pro forma combined
ASSETS
Current assets:
Cash and cash equivalents	$86,233	$91,560	$(962,428)	a	$(11,937)	$213,394
			2,814,618	b
			(1,686,950)	c
			(31,246)	d
			(50,518)	e
			(318)	f
			(837)	r
			(34,783)	s
Restricted cash	—	6,581	—		(656)	5,925
Accounts receivable, net	20,895	5,179	—		(2,429)	23,645
Income tax receivable	—	—	29,471	q	—	29,471
Inventories	6,600	5,848	—		(1,216)	11,232
Prepaid expenses and other assets	21,067	16,485	—		(1,432)	36,120
Deferred income taxes	—	12,246	14,964	h	(16,669)	10,541
Assets of discontinued operations held for sale	38,609	—	—		458,588	497,197

Total current assets	173,404	137,899	91,973		424,249	827,525
Restricted cash	5,667	—	28,686	g	(28,686)	5,667
Property and equipment, net	1,735,256	1,826,557	(1,821,557)	i	(512,941)	2,962,016
			1,734,701	i
Goodwill	58,476	69,167	(69,167)	j	—	913,938
			855,462	j
Equity method investments	1,541	—	—		—	1,541
Other intangible assets, net	24,674	42,400	(42,400)	k	(29,800)	556,574
			561,700	k
Deposits and other assets	—	81,397	(81,397)	g	—	—
Other assets	61,581	—	(40,566)	l	(759)	87,760
			(16,453)	u
			52,711	g
			31,246	d

Total assets	$2,060,599	$2,157,420	$1,284,939		$(147,937)	$5,355,021

Pinnacle Entertainment, Inc. and Ameristar Casinos, Inc.

Condensed Combined Balance Sheet and Pro Forma Adjustments

As of June 30, 2013

(Unaudited)

(Continued)

(amounts in thousands)

	Historical
	Pinnacle Entertainment, Inc.	Ameristar Casinos, Inc.	Acquisition pro forma adjustments	Notes	Discontinued operations pro forma adjustments (p)	Pro forma combined
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$36,731	$18,071	$—		$(2,623)	$52,179
Construction contracts payable	—	40,479	(40,479)	g	—	—
Income taxes payable	—	3,933	(3,933)	g	—	—
Accrued liabilities	158,876	119,966	40,480	g	(59,077)	256,494
			(318)	f
			(3,433)	v
Deferred income taxes	3,012	—	—		—	3,012
Current portion of long-term debt	3,250	32,505	(35,755)	c	—	16,000
			16,000	t
Liabilities of discontinued operations held for sale	—	—	—		63,477	63,477

Total current liabilities	201,869	214,954	(27,438)		1,777	391,162
Long-term debt less current portion	1,456,232	1,883,660	2,763,835	b	—	4,527,928
			(1,627,799)	c
			52,000	m
Deferred income taxes	3,751	38,952	224,331	h	350	267,384
Other long-term liabilities	22,825	2,331	—		(1,777)	23,379

Total liabilities	1,684,677	2,139,897	1,384,929		350	5,209,853
Commitments and contingencies
Stockholders’ equity:
Common stock	6,500	615	(615)	n	—	6,500
Additional paid-in capital	1,061,662	343,522	(343,522)	n	—	1,061,662
Accumulated other comprehensive income	9	—	—		—	9
Retained (deficit) earnings	(632,652)	175,294	(175,294)	n	(148,287)	(863,406)
			(82,467)	o
Treasury stock	(71,090)	(501,908)	501,908	n	—	(71,090)

Total Pinnacle/Ameristar stockholders’ equity	364,429	17,523	(99,990)		(148,287)	133,675
Non-controlling interest	11,493	—	—		—	11,493

Total stockholders’ equity	375,922	17,523	(99,990)		(148,287)	145,168

Total liabilities and stockholders’ equity	$2,060,599	$2,157,420	$1,284,939		$(147,937)	$5,355,021

Pinnacle Entertainment, Inc. and Ameristar Casinos, Inc.

Condensed combined statement of continuing operations and pro forma adjustments

For the six months ended June 30, 2013 (Unaudited)

(amounts in thousands, except per share data)

	Historical
	Pinnacle Entertainment, Inc.	Ameristar Casinos, Inc.	Acquisition pro forma adjustments	Notes	Discontinued operations pro forma adjustments (i)	Pro forma combined
Revenues:
Gaming	$549,054	$601,701	$(68,006)	a	$(73,028)	$1,009,721
Food and beverage	37,835	66,400	(36,241)	a	(10,299)	57,695
Lodging	18,760	37,976	(27,834)	a	(7,928)	20,974
Retail, entertainment and other	22,330	13,985	(1,614)	a	(2,850)	31,851

Total revenues	627,979	720,062	(133,695)		(94,105)	1,120,241
Less: promotional allowances	—	(133,695)	133,695	a	—	—

Net revenues	627,979	586,367	—		(94,105)	1,120,241
Expenses and other costs:
Gaming	311,592	259,532			(40,759)	530,365
Food and beverage	32,144	27,319			(8,195)	51,268
Lodging	10,160	3,695			(4,011)	9,844
Retail, entertainment and other	10,341	4,697			(1,013)	14,025
General and administrative	122,524	121,539	(946)	a	(21,285)	221,832
Depreciation and amortization	55,137	50,430	10,921	b	(9,482)	105,404
			(1,602)	c
Pre-opening and development costs	24,769	—	946	a	(950)	24,765
Impairment of fixed assets	—	23	(23)	a	—	—
Net gain on disposition of assets	—	(30)	30	a	—	—
Write-downs, reserves and recoveries, net	2,241	—	(7)	a	(112)	2,122

Total expenses and other costs	568,908	467,205	9,319		(85,807)	959,625

Operating income (loss)	59,071	119,162	(9,319)		(8,298)	160,616
Interest expense, net	(57,071)	(56,776)	35,214	d	151	(145,657)
			(64,562)	e
			(5,868)	f
			3,250	g
			5	a
Interest income	—	5	(5)	a	—	—
Loss from equity method investment	(92,181)	—	—		—	(92,181)

Income (loss) from continuing operations before taxes	(90,181)	62,391	(41,285)		(8,147)	(77,222)
Income tax expense	(360)	(24,438)	(4,589)	h, j	(552)	(29,939)

Income (loss) from continuing operations	$(90,541)	$37,953	$(45,874)		$(8,699)	$(107,161)

Net income (loss) per common share:
Basic	$(1.55)	$1.15	n/a		n/a	$(1.83)
Diluted	$(1.55)	$1.08	n/a		n/a	$(1.83)
Weighted average shares:
Basic	58,431	33,012	—		—	58,431
Diluted	58,431	35,004	—		—	58,431

Pinnacle Entertainment, Inc. and Ameristar Casinos, Inc.

Condensed combined statement of continuing operations and pro forma adjustments

For the year ended December 31, 2012 (Unaudited)

	Historical
	Pinnacle Entertainment, Inc.	Ameristar Casinos, Inc.	Acquisition pro forma adjustments	Notes	Discontinued operations pro forma adjustments (i)	Pro forma combined
Revenues:
Gaming	$1,042,515	$1,228,958	$(140,592)	a	$(150,231)	$1,980,650
Food and beverage	74,551	139,565	(77,819)	a	(21,077)	115,220
Lodging	39,426	77,698	(57,569)	a	(17,489)	42,066
Retail, entertainment and other	40,611	27,957	(2,977)	a	(5,470)	60,121

Total revenues	1,197,103	1,474,178	(278,957)		(194,267)	2,198,057
Less: promotional allowances	—	(278,957)	278,957	a	—	—

Net revenues	1,197,103	1,195,221	—		(194,267)	2,198,057
Expenses and other costs:
Gaming	588,646	537,862			(87,292)	1,039,216
Food and beverage	64,537	53,634			(17,427)	100,744
Lodging	20,626	8,121			(9,002)	19,745
Retail, entertainment and other	22,010	9,761			(2,158)	29,613
General and administrative	224,918	251,395	(140)	a	(43,723)	432,450
Depreciation and amortization	115,694	106,317	21,843	b	(33,005)	202,202
			(8,647)	c
Pre-opening and development costs	21,633	—	140	a	(1,246)	20,527
Impairment of fixed assets	—	9,563	(9,563)	a	—	—
Net loss on disposition of assets	—	408	(408)	a	—	—
Write-downs, reserves and recoveries, net	11,818	—	9,971	a	(10,989)	10,800

Total expenses and other costs	1,069,882	977,061	13,196		(204,842)	1,855,297

Operating income	127,221	218,160	(13,196)		10,575	342,760
Interest expense, net	(93,687)	(114,740)	93,943	d	17	(248,784)
			(129,125)	e
			(11,736)	f
			6,500	g
			44	a
Interest income	—	44	(44)	a	—	—
Loss on early extinguishment of debt	(20,718)	—	—		—	(20,718)
Loss from equity method investment	(30,780)	—	—		—	(30,780)
Other	—	835	—		—	835

Income (loss) from continuing operations before taxes	(17,964)	104,299	(53,614)		10,592	43,313
Income tax expense	(4,675)	(27,964)	(15,037)	h, j	(429)	(48,105)

Income (loss) from continuing operations	$(22,639)	$76,335	$(68,651)		$10,163	$(4,792)

Net income (loss) per common share
Basic	$(0.37)	$2.32	n/a		n/a	$(0.08)
Diluted	$(0.37)	$2.26	n/a		n/a	$(0.08)
Weighted average shares
Basic	61,258	32,906	—		—	61,258
Diluted	61,258	33,743	—		—	61,258

Pinnacle Entertainment, Inc. and Ameristar Casinos, Inc.

Notes to unaudited pro forma condensed combined financial information

Note 1. Basis of Presentation

The historical financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the Acquisition and related transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of continuing operations, expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Acquisition and certain other adjustments. The final determination of the purchase price allocation will be based on the fair values of assets acquired and liabilities assumed as of the date the Acquisition closes, and could result in significant changes to the unaudited pro forma condensed combined financial information, including goodwill.

This information should be read in conjunction with Pinnacle’s historical financial statements and accompanying notes in its Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on March 1, 2013, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, as filed with the SEC on August 7, 2013, its Annual Report on Form 10-K Amendment No. 1 for the year ended December 31, 2012, as filed with the SEC on May 31, 2013, its Annual Report on Form 10-K Amendment No. 2 for the year ended December 31, 2012, as filed with the SEC on July 26, 2013, its definitive Proxy Statement as filed with the SEC on April 9, 2013 (with respect to information contained in such proxy statement that is incorporated into Part III of our Annual Report on Form 10-K only), and Ameristar’s historical financial statements and the accompanying notes that are included in its Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 28, 2013, and Ameristar’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, as filed with the SEC on August 7, 2013. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed combined financial information.

Note 2. Description of Transaction

On December 20, 2012, Pinnacle Entertainment, Inc. (“Pinnacle”), PNK Holdings, Inc., a direct wholly-owned subsidiary of Pinnacle (“HoldCo”), PNK Development 32, Inc., an indirect wholly-owned subsidiary of Pinnacle (“Merger Sub”), and Ameristar Casinos, Inc. (“Ameristar”), entered into an Agreement and Plan of Merger (as amended by that certain First Amendment, entered into on February 1, 2013 (the “First Amendment”) and that certain Second Amendment, entered into on March 14, 2013 (the “Second Amendment”, and as amended by the First Amendment and the Second Amendment, the “Merger Agreement”)), pursuant to which (i) Merger Sub would be merged with and into Ameristar, with Ameristar surviving as a wholly-owned, indirect subsidiary of Pinnacle, or (ii) alternately, at Pinnacle’s election, under certain circumstances and under an alternative merger structure, (x) HoldCo would be merged with and into Ameristar with Ameristar as the surviving corporation (the “Alternative Merger”), and (y) immediately thereafter, Ameristar would merge with and into Pinnacle with Pinnacle as the surviving corporation (the “Post-Effective Merger” and together with the Alternative Merger, the “Merger”).

On April 2, 2013, at the request and expense of Pinnacle, Ameristar successfully completed the solicitation of consents from holders of the $1.040 billion outstanding principal amount of Ameristar’s 7.50% Senior Notes due 2021 (the “Ameristar Notes”) for waivers of and amendments to certain provisions of the indenture governing the Ameristar Notes in order to proceed with the Alternative Merger. The holders of the Ameristar Notes received an aggregate consent fee of $19.6 million, or $19.00 for each $1,000 in principal amount of the Ameristar Notes for which consents were validly delivered and unrevoked (the “Consent Fee”).

On August 13, 2013, Pinnacle, HoldCo, and Ameristar completed the Alternative Merger, and immediately thereafter completed the Post-Effective Merger. As a result, Ameristar was merged with and into Pinnacle and ceased to exist as a separate entity.

Pursuant to the terms of the Merger Agreement, (i) each share of Ameristar common stock, par value $0.01 per share (the “Ameristar Common Stock”), outstanding immediately prior to the effective time of the Alternative Merger was canceled and (with the exception of shares of Ameristar Common Stock held in the treasury of Ameristar or owned, directly or indirectly, by Pinnacle or HoldCo) automatically converted into the right to receive $26.50 in cash; (ii) each outstanding option to purchase Ameristar Common Stock was accelerated and automatically converted into the right to receive a cash payment equal to the product of (x) the difference between $26.50 and the exercise price and (y) the number of shares of Ameristar Common Stock subject to such stock option; and (iii) each outstanding restricted stock unit was accelerated and automatically converted into the right to receive a cash payment equal to the product of (x) $26.50 and (y) the number of shares of Ameristar Common Stock subject to such restricted stock unit, in each case without interest and subject to deduction for any required withholding tax.

Pinnacle acquired Ameristar for approximately $2.8 billion, including assumed debt, largely with debt financing consisting of proceeds from the sale of $850 million in aggregate principal amount of its 6.375% Senior Notes due 2021 and initial borrowings under an Amended and Restated Credit Facility under which Pinnacle is the borrower, entered into upon consummation of the Merger. The Amended and Restated Credit Facility consists of a $1.0 billion revolving credit facility, of which approximately $365 million was drawn down at the closing of the Merger, and $1.6 billion in term loans.

On August 2, 2013, pursuant to the direction of Pinnacle to the Trustee, the Trustee delivered a conditional notice of redemption in full providing for the redemption of all outstanding Pinnacle 8.625% senior notes due 2017, totaling $450 million in aggregate principal amount, which were redeemed on August 17, 2013 at a redemption price equal to 104.313% of the principal amount of the notes, plus accrued and unpaid interest to August 17, 2013.

Note 3. Calculation of Purchase Consideration

The fair value of the consideration transferred at the closing date includes the purchase price of the assets acquired, offset by the fair value of certain liabilities assumed and expenses incurred on behalf of Ameristar.

The purchase price, excluding assumed debt, is as follows (amounts in thousands):

Consideration for Ameristar issued and outstanding common stock (i)	$877,214
Consideration for Ameristar stock options and restricted stock units	85,214
Consideration for repayment of Ameristar debt (ii)	876,483

Total consideration transferred	$1,838,911

(i)	Consideration for Ameristar’s issued and outstanding common stock based on 33,102,407 shares issued and outstanding as of August 12, 2013.
(ii)	Consideration for repayment of Ameristar debt is based on Ameristar’s June 30, 2013 debt balances, and the related accrued interest, that were retired as of the acquisition date.

Note 4. Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Ameristar will be recorded at the acquisition date fair values and added to those of Pinnacle. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed as of June 30, 2013 and have been prepared to illustrate the estimated effect of the transaction. The pro forma purchase price allocation is subject to further adjustments as additional information becomes available and additional analysis and final valuations are conducted. There can be no assurance that these additional analyses and final valuations will not result in significant changes to the estimate of fair value set forth below.

The following table reflects the preliminary allocation of the purchase consideration to the identifiable tangible and intangible assets acquired and liabilities assumed, with the excess recorded as goodwill.

(in thousands)
Current and other assets	$182,333
Property and equipment	1,734,701
Goodwill	855,462
Intangible assets (i)	561,700
Other non-current assets	37,093

Total assets	3,371,289
Current liabilities	174,764
Deferred tax liabilities (ii)	263,283
Other long-term liabilities	2,331
Debt (iii)	1,092,000

Total liabilities	1,532,378

Net assets acquired	$1,838,911

(i)	Intangible assets consisted of trade names, customer relationships, and gaming licenses for certain properties.
(ii)	Ameristar’s deferred tax liabilities were derived based on fair value adjustments for property and equipment, identified intangibles, debt and deferred financing costs. Deferred tax adjustments also considered the effect of the cash settlement of Ameristar’s stock options and restricted stock units, and Ameristar’s valuation allowance against its deferred tax assets.
(iii)	Debt is comprised of the fair value of Ameristar Notes.

The fair value of property and equipment was estimated using a combination of the income, market and cost approaches, depending on the characteristics of the asset classification. Certain personal property components of these assets (slot machines, furniture, fixtures and equipment, resort signage, vehicles and computer equipment) were valued using the cost approach, which is based on replacement or reproduction costs of the assets. The fair value of the land was determined using the market approach, which considers sales of comparable assets and applies compensating factors for any differences specific to the particular assets. Building and site improvements were valued using the cost approach using a direct cost model built on estimates of replacement cost.

The fair value of the assumed long-term debt was estimated based on bid prices for the Ameristar Notes as of June 30, 2013.

Note 5. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2013

The unaudited pro forma condensed combined balance sheet presented above reflects the following specific adjustments:

(a)	Reflects the estimated cash payment to Ameristar’s stockholders and holders of options and restricted stock units.

(b)	Reflects the gross proceeds from debt expected to be incurred under the proposed Acquisition structure as follows:

	Total Borrowing Capacity	Proceeds
	(in thousands)
Revolving credit facility	$1,000,000	$364,618
Term loans	1,600,000	1,565,217
Unsecured notes	850,000	850,000

Total	$3,450,000	$2,779,835

(c)	Reflects the repayment of Ameristar’s secured and other debt as well as Pinnacle’s secured and other debt including original issue discount on Pinnacle’s secured debt and the redemption of Pinnacle’s existing 8.625% senior notes due 2017.

(d)	Reflects debt financing costs.

(e)	Reflects transaction fees, including the Consent Fee.

(f)	Reflects the repayment of interest accrued on the retired debt.

(g)	Represents a reclassification adjustment to conform the presentation of Ameristar to the presentation of Pinnacle.

(h)	Reflects the adjustment to deferred taxes as a result of recording the acquired assets and assumed liabilities of Ameristar at their fair values. For pro forma purposes, Pinnacle did not evaluate the impact of the Acquisition to its valuation allowance. Accordingly, no change to Pinnacle’s valuation allowance was made.

(i)	Reflects the removal of Ameristar’s historical property and equipment, and the addition of the estimated fair value of the property and equipment acquired in the Acquisition.

(j)	Represents the removal of Ameristar’s historical goodwill, and the addition of the estimated fair value of the goodwill acquired in the Acquisition.

(k)	Reflects the removal of Ameristar’s historical intangible assets, and the addition of the estimated fair value of the intangible assets comprised of trade name, customer relationships, and gaming licenses acquired in the Acquisition.

(l)	Reflects the removal of the deferred financing costs associated with the historical debt that was refinanced.

(m)	Reflects the fair value adjustment on the Ameristar Notes.

(n)	Reflects the reversal of Ameristar’s historical equity.

(o)	Reflects the impact to equity of the write-off of deferred financing costs and original issue discount associated with historical debt that was refinanced.

(p)	Represents a reclassification adjustment to reflect Lumière Place Casino, Hotel Lumière, Four Seasons, and Ameristar Lake Charles as discontinued operations in connection with the planned divestiture of those assets. The impairment charged to retained earnings is for the presentation of the assets at fair value less cost to sell in connection with the assumption of a planned divestiture and discontinued operations presentation, and does not represent an impairment charge using an undiscounted cash flow analysis performed under ASC 360-10.

(q)	Reflects the estimated benefit of current income tax deduction attributable to the cash settlement of Ameristar’s stock options and restricted stock units.

(r)	Represents financing payments, which did not qualify as debt financing costs, expensed as transaction costs.

(s)	Reflects cash outflows classified as discount on debt.

(t)	Reflects the current portion of debt issued as a result of the Acquisition.

(u)	Reflects the fair value adjustment on Ameristar long-term assets.

(v)	Reflects the fair value adjustment on Ameristar accrued liabilities.

Note 6. Notes to Unaudited Pro Forma Condensed Combined Statement of Continuing Operations for the six months ended June 30, 2013

The unaudited pro forma condensed combined statement of continuing operations presented above reflects the following specific adjustments:

(a)	Represents reclassification adjustments to conform presentation of Ameristar to presentation of Pinnacle.

(b)	Reflects the adjustment to amortization expense due to the amortization of the customer relationship and favorable lease intangible assets recognized in purchase accounting.

(c)	Reflects the adjustment to depreciation expense due to the fair value adjustment of property and equipment.

(d)	Represents the removal of the interest expense associated with the historical debt that was refinanced.

(e)	Reflects the interest expense associated with the debt financing incurred to finance the Acquisition. The pro forma interest expense arising from the additional borrowings has been computed using the rate on the $850.0 million of 6.375% senior notes issued in contemplation of the transaction, and the current rates on the existing Pinnacle term loan and the revolving credit facility of 3.750% and 3.443%, respectively. Each 1/8th % change in the variable rate on the approximate $1,600.0 million and $364.6 million borrowed under the new term loan and revolving credit facility at closing would result in a change in interest expense of $1.0 million and $0.2 million for the six months ended June 30, 2013, respectively.

(f)	Reflects the amortization of deferred financing charges and debt discount associated with the Amended and Restated Credit Facility.

(g)	Reflects the amortization of the fair value premium associated with the Ameristar Notes.

(h)	Reflects the adjustment to income tax expense by applying Ameristar’s effective tax rate of approximately 39.2% to the pro forma adjustments.

(i)	Represents an adjustment to remove the operations of Lumière Place Casino, Hotel Lumière, Four Seasons, and Ameristar Lake Charles in connection with the assumption of a planned divestiture of those assets.

(j)	An effective tax rate of 0% was applied to Pinnacle’s pro forma adjustments as Pinnacle is subject to a full valuation allowance. For pro forma purposes, Pinnacle did not evaluate the impact of the Acquisition to its valuation allowance. Accordingly, no change to Pinnacle’s valuation allowance was made.

Note 7. Notes to Unaudited Pro Forma Condensed Combined Statement of Continuing Operations for the year ended December 31, 2012

The unaudited pro forma condensed combined statement of continuing operations presented above reflects the following specific adjustments:

(a)	Represents reclassification adjustments to conform presentation of Ameristar to presentation of Pinnacle.

(b)	Reflects the adjustment to amortization expense due to the amortization of the customer relationship and favorable lease intangible assets recognized in purchase accounting.

(c)	Reflects the adjustment to depreciation expense due to the fair value adjustment of property and equipment.

(d)	Represents the removal of the interest expense associated with the historical debt that was refinanced.

(e)	Reflects the interest expense associated with the debt financing expected to be incurred to finance the Acquisition. The pro forma interest expense arising from the additional borrowings has been computed using the assumed rate on the $850.0 million of 6.375% senior notes issued in contemplation of the transaction, and the current rates on the existing Pinnacle term loan and the revolving credit facility of 3.750% and 3.443%, respectively. Each 1/8th % change in the variable rate on the approximate $1,600.0 million and $364.6 million borrowed under the new term loan and revolving credit facility at closing would result in a change in interest expense of $2.0 million and $0.5 million for the year ended December 31, 2012, respectively.

(f)	Reflects the amortization of deferred financing charges and debt discount associated with the Amended and Restated Credit Facility.

(g)	Reflects the amortization of the fair value premium associated with the Ameristar Notes.

(h)	Reflects the adjustment to income tax expense by applying Ameristar’s effective tax rate of approximately 41.9% to the pro forma adjustments.

(i)	Represents an adjustment to remove the operations of Lumière Place Casino, Hotel Lumière, Four Seasons, and Ameristar Lake Charles in connection with the assumption of a planned divestiture of those assets.

(j)	An effective tax rate of 0% was applied to Pinnacle’s pro forma adjustments as Pinnacle is subject to a full valuation allowance. For pro forma purposes, Pinnacle did not evaluate the impact of the Acquisition to its valuation allowance. Accordingly, no change to Pinnacle’s valuation allowance was made.